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                                                                      Exhibit 12

                                               TRIBUNE COMPANY
                              COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                                        (In thousands, except ratios)

                                                 Three
                                                 Quarters                 Fiscal Year Ended December
                                                 Ended     -----------------------------------------------------
                                                9/24/95      1994       1993       1992       1991       1990
                                               ---------   --------   --------   --------   --------   --------
Net income (loss) before cumulative effects
   of accounting changes                     $   205,990 $  242,047 $  188,606 $  136,625 $  141,981 $  (63,533)
Add:
  Income tax expense (benefit)                   124,120    186,668    143,821     96,266     99,894    (30,695)
  (Income) losses on equity investments          (15,337)    16,176     20,212      1,903      1,107      2,285
                                               ---------   --------   --------   --------   --------   --------
        Sub-total                                314,773    444,891    352,639    234,794    242,982    (91,943)
                                               ---------   --------   --------   --------   --------   --------
Fixed charge adjustments
 Add:
  Interest expense                                14,534     20,585     24,660     49,254     63,083     53,576
  Amortization of capitalized interest             1,659      2,362      2,392      5,304      5,258      4,850
  Interest component of rental expense (A)         7,452      8,236      8,732      9,329      9,047     14,467
                                               ---------   --------   --------   --------   --------   --------
Earnings (loss), as adjusted                 $   338,418 $  476,074 $  388,423 $  298,681 $  320,370 $  (19,050)
                                               =========   ========   ========   ========   ========   ========
Fixed charges:
  Interest expense                           $    14,534 $   20,585 $   24,660 $   49,254 $   63,083 $   53,576
  Interest capitalized                               388          -      1,099      3,445      1,976      8,652
  Interest component of rental expense (A)         7,452      8,236      8,732      9,329      9,047     14,467
  Interest related to guaranteed ESOP debt (B)    16,534     24,017     25,742     27,019     27,500     27,757
                                               ---------   --------   --------   --------   --------   --------
Total fixed charges                          $    38,908 $   52,838 $   60,233 $   89,047 $  101,606 $  104,452
                                               =========   ========   ========   ========   ========   ========
Ratio of Earnings to Fixed Charges                   8.7        9.0        6.4        3.4        3.2        (C)
                                               =========   ========   ========   ========   ========   ========



(A) Represents a portion of rental expense incurred by the Company, which is a reasonable approximation of the interest cost component of such expense.
(B) Tribune Company guarantees the debt of its Employee Stock Ownership Plan (ESOP).
(C) The net loss for 1990 reflects an after-tax non-recurring loss of $185 million ($295 million before income taxes) relating to the sale of the New York Daily News.  Excluding this non-recurring item, the ratio for 1990 was 2.6.  As a result of the loss incurred for the full-year 1990, the Company was unable to cover the indicated fixed charges.  The Company's loss, as adjusted, plus the indicated fixed charges for 1990 totaled $124 million.


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